United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No._____ )*

Build-A-Bear Workshop, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

120076 10 4

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 1 of 9

(1) Names of reporting persons.	Maxine Clark
I.R.S. identification Nos. of above persons (entities only).
(2) Check the appropriate box if a member of a group (see instructions)	(a)
(b)
(3) SEC use only.
(4) Citizenship or place of organization.	United States of America
Number of shares beneficially owned by each reporting person with: (5) Sole voting power. (6) Shared voting power. (7) Sole dispositive power. (8) Shared dispositive power.	4,495,486

4,495,486

(9) Aggregate amount beneficially owned by each reporting person.	4,495,486
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	23.0%
(12) Type of reporting person (see instructions).	IN

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 2 of 9

(1) Names of reporting persons.	Smart Stuff, Inc.
I.R.S. identification Nos. of above persons (entities only).	43-1752220
(2) Check the appropriate box if a member of a group (see instructions)	(a)
(b)
(3) SEC use only.
(4) Citizenship or place of organization.	Missouri
Number of shares beneficially owned by each reporting person with: (5) Sole voting power. (6) Shared voting power. (7) Sole dispositive power. (8) Shared dispositive power.	2,940,364

2,940,364

(9) Aggregate amount beneficially owned by each reporting person.	2,940,364
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	15.0%
(12) Type of reporting person (see instructions).	CO

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 3 of 9

(1) Names of reporting persons.	Clark/Fox, L.L.C.
I.R.S. identification Nos. of above persons (entities only).	43-1882887
(2) Check the appropriate box if a member of a group (see instructions)	(a)
(b)
(3) SEC use only.
(4) Citizenship or place of organization.	Missouri
Number of shares beneficially owned by each reporting person with: (5) Sole voting power. (6) Shared voting power. (7) Sole dispositive power. (8) Shared dispositive power.	384,840

384,840

(9) Aggregate amount beneficially owned by each reporting person.	384,840
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	2.0%
(12) Type of reporting person (see instructions).

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 4 of 9

(1) Names of reporting persons.	Clark/Fox II, L.L.C.
I.R.S. identification Nos. of above persons (entities only).	43-1936267
(2) Check the appropriate box if a member of a group (see instructions)	(a)
(b)
(3) SEC use only.
(4) Citizenship or place of organization.	Missouri
Number of shares beneficially owned by each reporting person with: (5) Sole voting power. (6) Shared voting power. (7) Sole dispositive power. (8) Shared dispositive power.	395,792

395,792

(9) Aggregate amount beneficially owned by each reporting person.	395,792
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	2.0%
(12) Type of reporting person (see instructions).	CO

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 5 of 9

(1) Names of reporting persons.	Clark/Fox III, L.L.C.
I.R.S. identification Nos. of above persons (entities only).	43-1941906
(2) Check the appropriate box if a member of a group (see instructions)	(a)
(b)
(3) SEC use only.
(4) Citizenship or place of organization.	Missouri
Number of shares beneficially owned by each reporting person with: (5) Sole voting power. (6) Shared voting power. (7) Sole dispositive power. (8) Shared dispositive power.	77,292

77,292

(9) Aggregate amount beneficially owned by each reporting person.	77,292
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions).
(11) Percent of class represented by amount in Row (9).	0.4%
(12) Type of reporting person (see instructions).	CO

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 6 of 9

Item 1.

(a)	Name of issuer:

Build-A-Bear Workshop, Inc.

(b)	Address of issuer's principal executive offices:

1954 Innerbelt Centre Drive St. Louis, Missouri 63114

Item 2.

(a)	Name of person filing:

Maxine Clark Smart Stuff, Inc. Clark/Fox, L.L.C. Clark/Fox II, L.L.C. Clark/Fox III, L.L.C.

Maxine Clark, Smart Stuff, Inc., Clark/Fox, L.L.C., Clark/Fox II, L.L.C. and Clark/Fox III, L.L.C. (the "Reporting Persons") have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence:

Maxine Clark	1954 Innerbelt Centre Drive St. Louis, Missouri 63114
Smart Stuff, Inc.	1954 Innerbelt Centre Drive St. Louis, Missouri 63114
Clark/Fox, L.L.C.	1954 Innerbelt Centre Drive St. Louis, Missouri 63114
Clark/Fox II, L.L.C.	1954 Innerbelt Centre Drive St. Louis, Missouri 63114
Clark/Fox III, L.L.C.	1954 Innerbelt Centre Drive St. Louis, Missouri 63114

(c)	Citizenship:

	Maxine Clark	United States of America
	Smart Stuff, Inc.	Missouri
	Clark/Fox, L.L.C.	Missouri
	Clark/Fox II, L.L.C.	Missouri
	Clark/Fox III, L.L.C.	Missouri

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 7 of 9

(d)	Title of class of securities:

Common Stock of Build-A-Bear Workshop, Inc.

(e)	CUSIP No.

120076 10 4

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Reporting Persons collectively have beneficial ownership of 4,495,486 shares. Maxine Clark owns 274,915 restricted shares and options to purchase 422,283 shares, which are all currently exercisable. Maxine Clark controls the voting and/or investment power for the shares held by Smart Stuff, Inc. (2,940,364 shares) as its president and sole shareholder. Ms. Clark exercises voting and/or investment powers for the shares held by Clark/ Fox, L.L.C. (384,840 shares), Clark/ Fox II, L.L.C. (395,792 shares) and Clark/ Fox III, L.L.C. (77,292 shares) as the manager of each of the Clark/ Fox entities. Although Ms. Clark may be deemed to be the beneficial owner, Ms. Clark disclaims beneficial ownership of the shares owned by the Clark/ Fox entities except to the extent of her pecuniary interest therein.

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 8 of 9

(b)	Percent of class:

	Maxine Clark	23.0%
	Smart Stuff, Inc.	15.0%
	Clark/Fox, L.L.C.	2.0%
	Clark/Fox II, L.L.C.	2.0%
	Clark/Fox III, L.L.C.	0.4%

(c)	Number of shares as to which such person has

(i) Sole power to vote or to direct the vote:

Maxine Clark	4,495,486
Smart Stuff, Inc.	2,940,364
Clark/Fox, L.L.C.	384,840
Clark/Fox II, L.L.C.	395,792
Clark/Fox III, L.L.C.	77,292

(ii) Shared power to vote or to direct the vote __________________________.

(iii) Sole power to dispose or to direct the disposition of:

Maxine Clark	4,495,486
Smart Stuff, Inc.	2,940,364
Clark/Fox, L.L.C.	384,840
Clark/Fox II, L.L.C.	395,792
Clark/Fox III, L.L.C.	77,292

(iv) Shared power to dispose or to direct the disposition of __________________________.

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [_]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Item 4(a)

CUSIP No. 120076 10 4	SCHEDULE 13G	Page 9 of 9

Item 8.	Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed. If required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certifications.

Not applicable.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

SMART STUFF, INC.

/s/ Maxine Clark	By:	/s/ Maxine Clark
Maxine Clark		Maxine Clark President

CLARK/FOX, L.L.C.	CLARK/FOX II, L.L.C.

By:	/s/ Maxine Clark	By:	/s/ Maxine Clark
	Maxine Clark Manager		Maxine Clark Manager

CLARK/FOX III, L.L.C.

By:	/s/ Maxine Clark
Maxine Clark Manager